Exhibit 99.1

Sinovac Announces Positive Results From Phase III Trial Of a Sabin Strain-Based

Inactivated Polio Vaccine (sIPV) Published in the Journal of Infectious Disease

•	The Sinovac-developed sIPV demonstrates both long-term affordability and accessibility and has the potential to contribute significantly to polio eradication in developing countries and the progress towards a polio-free world.

April 16, 2019 08:00 AM Eastern Daylight Time

BEIJING--(BUSINESS WIRE)--Sinovac Biotech Ltd. (SVA) ("Sinovac" or the "Company"), a leading provider of biopharmaceutical products in China, today announced that the positive results from the Company’s Phase III clinical study of a Sabin strain-based inactivated polio vaccine (sIPV) developed by Sinovac were published in the Journal of Infectious Disease. With Sinovac’s sIPV, efficacy is maintained while common risks associated with legacy vaccines can be mitigated. In comparison to oral polio vaccine (OPV), inactivated polio vaccine (IPV) contains no live virus and thus carries no risk of vaccine-derived poliovirus (VDPV) emergence or vaccine-associated paralytic polio (VAPP). The study found that the immune responses against the three types of poliovirus in the studied sIPV were not inferior to those achieved with the control IPV and demonstrated a good safety profile.

This research implies that the studied sIPV is as effective as IPV in preventing poliovirus infection in infants aged 60–90 days, can be a reliable alternative to conventional IPV and can be a good supplement to OPV in potentially preventing or minimizing VDPV emergence or VAPP. Participants in the sIPV arm of the trial developed neutralizing antibodies against poliovirus types 1, 2, and 3 with seroconversion rates of 98.0% against type 1 poliovirus, 94.8% against type 2, and 98.9% against type 3. Seroconversion rates were higher in the sIPV arm than in the IPV arm against all three types, significantly so against types 1 and 2. Participants in the IPV arm developed neutralizing antibodies against poliovirus types 1, 2, and 3 with seroconversion rates of 94.1% against type 1, 84.0% against type 2, and 97.7% against type 3.

“Sinovac’s sIPV carries higher immunogenicity with a lower biosafety risk, and demonstrates both long-term affordability and accessibility in comparison to conventional IPV, which is still inaccessible to many parts of the world, particularly in middle- and low-income countries. If approved, Sinovac’s sIPV can contribute to the fight for polio eradication in developing countries and the progress towards a polio-free world,” said Weidong Yin, Chairman, President and CEO. “We are very pleased with the sIPV clinical trial results and are grateful to the participants, their caregivers, and the staff of Guanyun and Pizhou centers for Disease Control and Prevention. Sinovac’s sIPV demonstrated superior results to those of IPV and we look forward to continuing the development of this critical vaccination and discussing these results with agencies worldwide.”

This study was a randomized controlled, double-blinded, noninferiority trial investigating the immunogenicity and safety of Sinovac’s sIPV. The study enrolled 1200 healthy infants ages 60-90 days that were randomly assigned at a ratio of 1:1 to receive 3 doses of either sIPV or IPV at days 0, 30, and 60. The safety of the vaccine was assessed for 30 days after each injection. The study was conducted in Pizhou City and Guanyun County in Jiangsu Province, China, from August 2017 to January 2018.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical Company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company has passed the assessment under WHO Prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information please see the Company’s website at www.sinovacbio.com.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the United States federal securities laws. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects, failure to satisfy regulatory and other requirements, disapproval or delay in approval of new products by regulatory bodies, disruptions to our operations, the results of any pending litigation, potential litigation relating to our shareholder rights plan, any halt in trading of the Company’s securities, and adverse general economic conditions in China, the United States and elsewhere. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to update the forward-looking information contained in this release.

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-5693-1886

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

ir@sinovac.com

Media:

Abernathy MacGregor

Sheila Ennis, +1-415-745-3294

sbe@abmac.com

Sydney Isaacs, +1-713-999-5104

sri@abmac.com

Investors:

ICR Inc.

Bill Zima, +1-646-308-1707

william.zima@icrinc.com